Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Project Energy Reimagined Acquisition Corp. on Form S-1 of our report dated March 24, 2021, which contains an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Project Energy Reimagined Acquisition Corp. as of February 18, 2021 and for the period from February 10, 2021 (inception) through February 18, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

March 24, 2021